November 16, 2006	Exhibit 15

Board of Directors and Shareholders

Lawson Products, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 33-17912 dated November 4, 1987) of Lawson Products, Inc. and subsidiaries of our report dated November 3, 2006 relating to the unaudited condensed consolidated interim financial statements of Lawson Products, Inc. and subsidiaries which are included in the Form 10-Q/A for the quarter ended September 30, 2006.

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/	ERNST & YOUNG LLP

Chicago, Illinois